SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ___)1

                                  VIATEL, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    925529208
                                 (CUSIP Number)


                                DECEMBER 8, 1999
             (Date of Event Which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                          |_| Rule 13d-1(b)

                          |_| Rule 13d-1(c)

                          |X| Rule 13d-1(d)


---------------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


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CUSIP NO. 925529208                   13G          PAGE 2 OF 10 PAGES
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--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Alfred West
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b) |X|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
                5.    SOLE VOTING POWER
  NUMBER OF
                      4,635,254
   SHARES       ----- ----------------------------------------------------------

BENEFICIALLY    6.    SHARED VOTING POWER

  OWNED BY      ----- ----------------------------------------------------------
                7.    SOLE DISPOSITIVE POWER
    EACH
                      4,635,254
 REPORTING      ----- ----------------------------------------------------------
                8.    SHARED DISPOSITIVE POWER
PERSON WITH
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,072,144
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*                                             |_|


--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.9%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 925529208                   13G          PAGE 3 OF 10 PAGES
------------------------------------      --------------------------------------


--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          AT Econ Limited Partnership
          13-3985583
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b) |X|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
                            5.       SOLE VOTING POWER
  NUMBER OF
                                     397,593
   SHARES                   -------- -------------------------------------------
                            6.       SHARED VOTING POWER
BENEFICIALLY
                            -------- -------------------------------------------
  OWNED BY                  7.       SOLE DISPOSITIVE POWER

   EACH                              397,593

 REPORTING                  -------- -------------------------------------------
                            8.       SHARED DISPOSITIVE POWER
PERSON WITH

--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          397,593
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*                                                 |_|


--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          1.2%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 925529208                   13G          PAGE 4 OF 10 PAGES
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--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          AT Econ Limited Partnership No. 2
          13-3985584
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b) |X|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
                            5.       SOLE VOTING POWER
  NUMBER OF
                                     39,297
   SHARES
                            -------- -------------------------------------------
BENEFICIALLY                6.       SHARED VOTING POWER

  OWNED BY                  -------- -------------------------------------------
                            7.       SOLE DISPOSITIVE POWER
   EACH
                                     39,297
 REPORTING                  -------- -------------------------------------------
                            8.       SHARED DISPOSITIVE POWER
PERSON WITH
--------- ----------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          39,297
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*                                                |_|


--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.1%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 925529208                   13G          PAGE 5 OF 10 PAGES
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ITEM 1(A).        NAME OF ISSUER.

                  Viatel, Inc., a Delaware corporation (the "Issuer").

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  685 Third Avenue
                  New York, New York 10017
ITEMS 2(A)
 AND 2(B).        NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  This statement is filed by and on behalf of Alfred West, AT Econ Limited Partnership and AT Econ Limited Partnership No. 2.

                  Alfred West's principal business office address is 1450 37th Street, Brooklyn, New York 11218. AT Econ Limited Partnership and AT Econ Limited Partnership No. 2 each have their principal office at 1712 57th Street, Brooklyn, New York 11204.

ITEM 2(C).        CITIZENSHIP.

                  Alfred West is a United States citizen. AT Econ Limited Partnership and AT Econ Limited Partnership No. 2 were organized under the laws of the State of Delaware.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

                  This statement relates to shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock").

ITEM 2(E).        CUSIP NUMBER.

                  925529208

ITEM 3.           Not Applicable.

ITEM 4.           OWNERSHIP.

                  ALFRED WEST:
                  (a)  Amount Beneficially Owned:

                  5,072,144 shares of Common Stock, as of December 31, 1999.

                  (b)  Percent of Class:

                  10.9% (based on the number of shares of Common Stock reported to be outstanding in the Issuer's Offering Memorandum, dated December 8, 1999).

                  (c)      (i)      5,072,144


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CUSIP NO. 925529208                   13G          PAGE 6 OF 10 PAGES
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                           (ii)     0
                           (iii)    5,072,144
                           (iv)     0

                  AT ECON LIMITED PARTNERSHIP:
                  (a)  Amount Beneficially Owned:

                  397,593 shares of Common Stock, as of December 31, 1999.

                  (b)  Percent of Class:

                  1.2% (based on the number of shares of Common Stock reported to be outstanding in the Issuer's Offering Memorandum, dated December 8, 1999).

                  (c)      (i)      397,593
                           (ii)     0
                           (iii)    397,593
                           (iv)     0

                  AT ECON LIMITED PARTNERSHIP NO. 2:
                  (a)  Amount Beneficially Owned:

                  39,297 shares of Common Stock, as of December 31, 1999.

                  (b)  Percent of Class:

                  0.1% (based on the number of shares of Common Stock reported to be outstanding in the Issuer's Offering Memorandum, dated December 8, 1999).

                  (c)      (i)      39,297
                           (ii)     0
                           (iii)    39,297
                           (iv)     0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7.           IDENTIFICATION  AND  CLASSIFICATION OF THE SUBSIDIARY
                  WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.


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CUSIP NO. 925529208                   13G          PAGE 7 OF 10 PAGES
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ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATIONS.

                  Not Applicable.


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CUSIP NO. 925529208                   13G          PAGE 8 OF 10 PAGES
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 2000                AT ECON LIMITED PARTNERSHIP


                                        By:/s/ Alfred West
                                           -------------------------------------
                                           Alfred West, Managing General Partner



Dated: January 10, 2000                 AT ECON LIMITED PARTNERSHIP No. 2



                                        By:/s/ Alfred West
                                           -------------------------------------
                                           Alfred West, Managing General Partner



Dated: January 10, 2000


                                        By:/s/ Alfred West
                                           -------------------------------------
                                           Alfred West

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CUSIP NO. 925529208                   13G          PAGE 9 OF 10 PAGES
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                                    SCHEDULES

Schedule I Joint Filing Agreement, dated January 10, 2000, among the signatories of this Schedule 13G.